WINDTAMER CORPORATION
6053 Ely Avenue
Livonia, NY 14487

October 1, 2009

Via EDGAR
Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	WindTamer Corporation
Registration Statement on Form S-1
Amended September 16, 2009
File No. 333-157304

Dear Mr. Mancuso:

In response to your letter dated September 28, 2009 (the “September 28 Letter”), WindTamer Corporation (“WindTamer” or the “Company”), provides the following responses to your comments in connection with your review of WindTamer’s Amendment No. 6 to the Registration Statement on Form S-1 filed September 16, 2009. Each response is keyed to the corresponding numbered paragraph in the September 28 Letter.

Along with this letter we are also filing via EDGAR Amendment No. 7 to the Registration Statement on Form S-1 (File No. 333-157304) (“Form S-1 Amendment No. 7”).  For the Staff’s convenience, we have also submitted a marked copy of the Form S-1 Amendment No. 7 to facilitate your review.

Our Agreement with an early stage company…, page 5

1.
Regarding your revisions to this and other relevant sections of your prospectus, please tell how you determined that you timely disclosed the existence of the option agreement with Alternative Wind Resources and timely filed the option as an exhibit given your obligations under the Securities Act and Exchange Act; cite all authority on which you rely. Also tell us how any failure to timely provide this disclosure or file the exhibit affects your management's decisions regarding the effectiveness of your disclosure controls and procedures.

In connection with filing the Amendment No. 6 to the Registration Statement on Form S-1, the Company also filed on September 16, 2009, a Current Report on Form 8-K and Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, to include disclosures related to its Option Agreement with Alternative Wind Resources, LLC dated April 29, 2009 (the "AWR Option Agreement").  In those reports, the Company noted that it had failed to disclose the AWR Option Agreement in its Quarterly Report on its Form 10-Q for the quarter ended June 30, 2009.  The AWR Option Agreement was only disclosed to the Company’s Board of Directors, auditors and counsel in connection with preparing Amendment No. 6 to the Company's Registration Statement on Form S-1. As a result, it was inadvertently omitted from prior amendments to the Registration Statement on  Form S-1. With its current disclosure the Company believes its disclosures are accurate pertaining to the AWR Option Agreement in the Registration Statement on Form S-1.

October 1, 2009

Additionally, in connection with preparing Amendment No. 1 to the Quarterly Report on Form 10-Q/A, for the quarter ended June 30, 2009, the Company’s Chief Executive Officer and Chief Financial Officer assessed the impact of this error on the Company’s disclosure controls and procedures.  The Company’s Chief Executive Officer and Chief Financial Officer concluded, that notwithstanding the accounting error and given the limited scope of the error, that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended) were effective as of the end of the period.  In making this conclusion the Company’s Chief Executive Officer and Chief Financial Officer also considered that (1) the Company had already disclosed an agreement with Alternative Wind Resources, LLC to provide exclusivity with respect to the sale of 15kW and larger wind turbines, (2) the AWR Option Agreement merely further detailed that existing relationship, and (3) the amount in question (i.e., $10,000) had been included in the Company's financial statements for the quarter ended June 30, 2009 and that such $10,000 only had to be reclassified.

2.
With a view toward clarified disclosure of your reference to "due diligence," please tell us with specificity what you were to provide Alternative Wind Resources under the agreement, the section of the agreement that required you to provide that material, and why you did not provide the material. In this regard, we note section 4 of exhibit 10.24 that requires you to provide evidence of valid patent rights; it is unclear whether you were unable to provide evidence of your rights and whether the reason for your inability to do so requires disclosure in this prospectus.

The Company believes that it has fulfilled its obligations under Section 4 of the AWR Option Agreement.  Section 4 of the AWR Option Agreement required that the Company provide Alternative Wind Resources, LLC with "all documentation reasonably necessary in order to evidence that [the Company] holds valid United States and International patents and patents pending claims and rights, which were granted for a fluid driven enhanced generator Patent No. 6655907 issued December 2, 2003, and that [the Company] has the authority to grant such exclusive rights to [Alternative Wind Resources, LLC]." The Company provided Alternative Wind Resources, LLC with a copy of its United States patent for that subject matter as well as copies of all of its United States and International patent pending applications.  The Company believes that it has complied with these provisions of the AWR Option Agreement and intends to dispute Alternative Wind Resources, LLC’s claims that it did not provide such information.

October 1, 2009

The Company has supplemented the prospectus at page 5 in the "Risk Factors" section under the heading "Our agreement with an early stage company for the order of some of our initial turbines contains uncertainty regarding an exclusivity provision which could have an adverse effect on our growth and development, and we could be deemed in breach of the agreement and required to return payments made to us," at page 10 under "Results of Operations," and at page 23 under "Certain Relationships and Related Transactions" to clarify what was required to be provided as due diligence under the AWR Option Agreement, and further to state that the Company believes it has complied with the requirements for the production of due diligence information under the AWR Option Agreement.

Selling Stockholders, page 23

3.	Regarding the opinion that you provided in response to prior comment 1:

•	Please provide an opinion that clearly addresses the November 18, 2008 options mentioned on pages 24-26 of your prospectus.

The disclosure in the prospectus and the opinion letter have been updated to clarify that the date of the November 2008 Option Agreement is November 18, 2009.  A corrected form of November 18, 2008 Stock Option Agreement with Consultants has been included in the Form S-1 Amendment No. 7 at exhibit 10.6.  We will also include the corrected form agreement in our upcoming Quarterly Report on Form 10-Q for the period ending September 30, 2009.

•	Please provide an opinion that considers all relevant facts, not merely selected facts as mentioned in the paragraph following the paragraph numbered 4 on page 2 of the opinion.

The opinion letter has been updated in the paragraph following the paragraph numbered 4 on page 2 to indicate that our counsel considered “all such other factual matters as [they] have deemed relevant.”

•
Please ask your counsel to tell us which entities are subject to the “power and authority” assumption in clause (vii) on page 2 of the opinion. Also tell us why counsel was not able to establish the power and authority of its client.

October 1, 2009

The opinion has been updated to remove the “power and authority” assumption in clause (vii) on page 2, as our counsel did not assume the Company’s power and authority. Additionally, the other parties to the Reviewed Documents, as defined in the opinion, are natural persons.

•	Please tell us which payments are subject to the last clause (ii) on page 2 of the opinion.

The opinion has been updated to remove the last clause (ii) on page 2.

•
Please ask your counsel to confirm our understanding that (1) if any relevant court, whether of law or equity, reached a conclusion contrary to counsel's conclusions on page 3 of the opinion, counsel is required to address those contrary decisions in its opinion and (2) counsel is not relying on the conditions and assumptions in the opinion to exclude the effect of those decisions from its opinion.

Our counsel has confirmed that they are not aware of any decision of a New York court, or courts of other relevant jurisdictions interpreting New York law, contrary to the conclusions of our counsel on page 3 of the opinion letter.  Our counsel has also confirmed that the conditions and assumptions contained in the opinion letter would not act to exclude the effect of any such contrary court decision on the opinions set forth in the opinion letter.

•	Please ask counsel to tell us why the penultimate sentence of the opinion addresses only "remedies under the Option Agreements" rather than all remedies as requested in the comment.

The penultimate sentence of the opinion has been revised to clarify that it applies to all remedies and is not limited only to remedies under the Option Agreements.

•	Refer to the last paragraph that permits only one person to use the opinion. Please provide an opinion that does not preclude reliance by the Commission and its staff.

The final paragraph of the opinion letter has been updated to clarify that the opinion letter “is being delivered to the Securities and Exchange Commission and its staff.”

October 1, 2009

Lock-Up Agreements, page 21

4.
We understand that you will revise this section to address the discrepancy between your disclosure regarding the lock-up agreement with Jesse Brock and your response to prior comment 2. Specifically, we note from footnote 5 to the chart that you have provided in response to prior comment 2 that the 220,000 shares acquired by Jesse Brock on July 10, 2008 are subject to a lock-up agreement; however, your disclosure on page 21 indicates that "[t]he lock-up agreement with Jesse Brock applies to shares acquired after July 7, 2009." Please also provide the appropriate disclosure under "Certain Relationships and Related Transactions" and "Recent Sales of Unregistered Securities During the Past 3 Years" for the shares issued to Jesse Brock on July 10, 2008.

The disclosure in the prospectus at page 21 under the heading "Lock-up Agreements" has been supplemented to clarify what shares held by Jesse Brock are covered by the lock-up agreement.

The 220,000 shares acquired by Jesse Brock on July 10, 2008 were obtained by gift from Gerald E. Brock, and not in a transaction with the Company. Consequently, disclosure is not required under the sections "Certain Relationships and Related Transactions" or "Recent Sales of Unregistered Securities During the Past 3 Years."

Additionally, we are also updating our responses to comment 54 from the Staff's letter issued March 11, 2009 and comment 2 to the Staff's letter issued September 8, 2009 to reflect changes to the "Shares Eligible for Resale" section of the prospectus on page 28. In response to the Staff's comments, we have updated the disclosure in this section of the prospectus, and prepared the following chart to support our calculations.

	Number of Shares
Total Shares Outstanding	98,341,000	[1]

Freely tradable shares - non-affiliates, not including lock-ups	30,187,000	[2]
Consultant shares registered on Form S-1	9,500,000
Freely tradable shares	39,687,000

Shares held by current affiliates, subject to lock-up agreement	49,874,000	[3]
Shares held by former affiliate, subject to lock-up agreement	1,000,000	[4]
Shares held by Jesse Brock, subject to lock-up agreement	220,000	[5]
Restricted securities - non-affiliates, not including lock-ups or shares registered on Form S-1	7,560,000	[6]
Total restricted securities and shares subject to lock-ups	58,654,000
	98,341,000

1.	Based on 98,341,000 shares of common stock outstanding.

2.	Represents shares held by non-affiliates which have been held for six months or more, which are restricted from resale under lock-up agreements (were purchased on or before March 30, 2009).

3.	Represents shares of common stock beneficially owned by our chief executive officer Gerald E. Brock, and our directors Eugene Henn, George Naselaris, and Anthony Romano.

October 1, 2009

4.	Represents shares held by former chief operating officer John Schwartz.

5.
Represents 220,000 shares restricted from resale under a lock-up agreement. 200,000 shares were acquired by gift from Gerald E. Brock on July 9, 2009, and 20,000 shares were acquired by gift from Gerald E. Brock on July 10, 2008. Jesse Brock also holds an additional 200,000 shares which are not restricted from resale under the lock-up agreement.

6.
Represents shares held by non-affiliates which have been held less than 6 months since acquired from the Company or an affiliate, which are not subject to lock-up agreements and are not covered by the registration statement. (were purchased after March 30, 2009).

*           *           *

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions.

Sincerely,
WINDTAMER CORPORATION

/s/ Gerald E. Brock

Gerald E. Brock
Chief Executive Officer